Akerman LLP 98 Southeast Seventh Street Suite 1100 Miami, Florida 33131 T: 305 374 5600 F: 305 374 5095

October 22, 2021

VIA EDGAR

Robert Babula, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	XPO Logistics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 12, 2021

File No. 001-32172

Dear Mr. Babula:

On behalf of our client, XPO Logistics, Inc. (the "Company"), we are in receipt of the comments of the Staff (the "Staff") of the Division of Corporation Finance at the Securities and Exchange Commission contained in its comment letter to the Company, dated October 15, 2021 (the "Comment Letter"). The Comment Letter requests that the Company respond to the comments by October 29, 2021 or advise the Staff as soon as possible when it will respond. As discussed with the Staff, we are writing to confirm that we have requested an extension to respond to the Comment Letter by November 5, 2021. The extension was requested due to the current preparation of the Company's Form 10-Q for the quarter ended September 30, 2021.

We appreciate the Staff's cooperation in this matter.

If you have any questions, please do not hesitate to contact the undersigned at (305) 982-5531.

Sincerely,

/s/ Christina C. Russo

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